

14040145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

MAR 04 2014

Washington DC

SEC FILE NUMBER
8- 20225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omega Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 W. 7th Street, Suite 9010

(No. and Street)

Fort Worth, Texas 76102

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tammy Bryant   (817)335-5739

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP

(Name – *if individual, state last, first, middle name*)

2500 Dallas Parkway, Suite 300, Plano, Texas 75093

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Tammy Bryant__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Omega Securities, Inc.__ , as of __December 31__ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MACKENZIE L. WIATREK
Notary Public State Of Texas
My Comm. Exp. 09/11/2017

_____
Notary Public

_____
Signature

_____
CEO

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OMEGA SECURITIES, INC.

**Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission**

For the Year Ended December 31, 2013

(With Independent Auditor's Report Thereon)

OMEGA SECURITIES, INC.
INDEX

Montgomery Coscia Greilich LLP

Certified Public Accountants

972.748.0300 p
972.748.0700 f

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of Omega Securities, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of Omega Securities, Inc. (the "Company") (a Texas corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



GROUP

A Worldwide Alliance of Independent
Accounting, Law and Consulting Firms

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omega Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedules on pages 17 and 18 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in on pages 17 and 18 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 17 and 18 is fairly stated in all material respects in relation to the financial statements as a whole.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 27, 2014

OMEGA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	118,396
Cash with clearing organization, restricted		11,568
Accounts receivable		93,150
Federal income tax receivable		8,000
Investments		130,491
Current deferred tax asset		463
TOTAL CURRENT ASSETS		362,068
PROPERTY AND EQUIPMENT, net		10,662
DEFERRED TAX ASSET		18,734
TOTAL NONCURRENT ASSETS		29,396
TOTAL ASSETS	$	391,464

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable	$	3,085
Accrued liabilities		57,914
Franchise tax payable		1,322
Current portion of capital lease obligations		3,888
TOTAL CURRENT LIABILITIES		66,209
NONCURRENT LIABILITIES		
Capital lease obligations		7,052
TOTAL NONCURRENT LIABILITIES LIABILITIES		7,052
TOTAL LIABILITIES		73,261

SHAREHOLDERS' EQUITY

Common stock, $.10 par value; 10,000,000 shares authorized; 49,998 shares issued and outstanding		5,000
Additional paid in capital		30,281
Retained earnings		282,922
TOTAL SHAREHOLDERS' EQUITY		318,203
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	391,464

The accompanying notes are an integral part of these financial statements.

OMEGA SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE		
Commissions	$	1,134,634
Interest and dividends		918
Net loss on investments		(1,177)
Total revenue		1,134,375
EXPENSES		
Compensation and benefits - officers		597,350
Compensation and benefits - employees		269,342
Office and equipment rental		71,761
Advertising and marketing		2,449
General operating expenses		260,770
Depreciation		3,555
Interest expense		1,353
TOTAL EXPENSES		1,206,580
NET LOSS BEFORE INCOME TAX PROVISION		(72,205)
FEDERAL AND STATE INCOME TAX PROVISION		(8,886)
NET LOSS	$	(63,319)

The accompanying notes are an integral part of these financial statements.

4

OMEGA SECURITIES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Beginning Balance, January 1, 2013	49,998	$ 5,000	$ 30,281	$ 346,241	$ 381,522
Net Loss	-	-	-	(63,319)	(63,319)
Ending Balance, December 31, 2013	49,998	$ 5,000	$ 30,281	$ 282,922	$ 318,203

The accompanying notes are an integral part of these financial statements.

OMEGA SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (63,319)
Adjustments to reconcile net loss to net cash used in operating activities:	
Net loss on investments	1,177
Depreciation expense	3,555
Benefit from deferred income taxes	(5,599)
Changes in operating assets and liabilities:	
Accounts receivable	5,406
Federal income tax receivable	(8,000)
Accounts payable	3,085
Accrued liabilities	26,070
Federal and franchise tax payable	(7,678)
CASH USED IN OPERATING ACTIVITIES	(45,303)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash paid for purchase of fixed assets	(396)
Principal payments on capital lease obligations	(3,501)
CASH USED IN INVESTING ACTIVITIES	(3,897)

CASH FLOWS FROM FINANCING ACTIVITIES

Principal payments on shareholder note payable	(14,500)
CASH USED IN FINANCING ACTIVITIES	(14,500)
NET DECREASE IN CASH	(63,700)
CASH AT BEGINNING OF YEAR	193,664
CASH AT END OF YEAR	$ 129,964
INTEREST PAID DURING THE YEAR	$ 1,353
INCOME TAXES PAID DURING THE YEAR	$ 8,791

The accompanying notes are an integral part of these financial statements.

6

1. BUSINESS

Omega Securities, Inc. (the "Company") was organized as a corporation on November 11, 1974, under the laws of the State of Texas. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(i) of this rule. Based on the agreement between SWS and the Company, the Company pays a clearing fee to SWS for handling all trades for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2013, cash and cash equivalents included unrestricted cash held in bank accounts with clearing organizations.

Restricted Cash

Restricted cash consists of deposits and compensating balances required to be maintained with clearing brokers.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable investment fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured, as such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from three to five years using the straight-line method. Depreciation on leasehold improvements is calculated using the straight-line method over the lesser of the lease term or the useful life of the improvements.

Major repairs or replacements of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Furniture and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Shareholders' Equity

The Company has authorized 10,000,000 shares of $.10 par value common stock, of which 49,998 shares are issued and outstanding.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2013, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Revenue and Cost Recognition

Investment transactions are recorded on a trade-date basis. Commissions and related brokerage and clearance fees, dividends, and interest are recorded in the period in which they were earned or incurred. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes pursuant to ASC 740-10, *Income Taxes,* "Accounting for Income Taxes," which uses the asset and liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

ASC 740-10 also establishes standards for accounting for uncertainty in income taxes. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First, the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition.) As of December 31, 2013, the Company had no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions. Federal returns for tax years 2009-2013 remain open to examination as of the balance sheet date. The state return statute of limitations differs from state to state; however, generally, tax years 2009-2013 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable and investments in mutual funds. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the year however, cash in banks may exceed federally insured limits. At December 31, 2013, cash was within federally insured limits. Accounts receivable relates to commissions earned from the sale of investment products of insurance companies and numerous mutual funds. The Company has not experienced problems in collecting commissions due from these entities. The Company's investments in mutual funds are diversified among issuers with various investment strategies that minimize overall market risk.

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, *Fair Value of Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. The estimated fair value of the loan obligation also approximates its carrying value because the terms of the loan are comparable to similar lending arrangements in the marketplace. At December 31, 2013, the Company's financial assets and liabilities are carried at market value which approximates current fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Non-direct advertising costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2013 were $2,449.

3. INVESTMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 for Fair Value Measurements and Disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Significant observable inputs other than quoted prices in active markets for which inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

    If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

3. INVESTMENTS (CONTINUED)

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used for each type of investment:

Investments in mutual funds: and other marketable securities are valued at the closing trade price on each security's primary exchange at the close of each business day. The unrealized gains or losses on the sale of securities are calculated using the actual cost method. The Company recognized net unrealized losses approximating $1,177 on securities held during the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In May 2011, the FASB issued ASU No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"). ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. Management has implemented ASU 2011-04 and does not believe it had a material impact on the financial statements.

As the securities are valued at quoted market prices, the Company considers them to be Level 1 inputs under the guidance of ASC 820.

Investments in mutual funds at December 31, 2013 consisted of the following:

	Cost	Fair Market Value
Short-Term Bond Fund of America	$ 131,169	$ 130,491

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2013:

Furniture and fixtures	$ 9,937
Leasehold improvements	25,676
Office equipment	41,902
	77,515
Accumulated depreciation	(66,853)
Property and equipment, net	$ 10,662

Depreciation expense for the year ended December 31, 2013 was $3,555.

5. COMMITMENTS AND CONTINGENCIES

The Company is a party to non-cancelable operating leases for general office space and office equipment. The aggregate amount of rental expenses for the year ending December 31, 2013 was $71,761.

The Company's obligations under the lease agreements subsequent to December 31, 2013 are as follows:

Years ending December 31,	Annual lease payments
2014	$ 59,291
2015	57,898
2016	6,337
2017	1,650
2018	137
Total	$ 125,313

6. CAPITAL LEASE OBLIGATIONS

The Company has office equipment that meets the criteria for capital lease treatment. Assets of $16,191 are included in property and equipment on the balance sheet. Accumulated depreciation of the leased equipment as of December 31, 2013 was $3,555.

6. CAPITAL LEASE OBLIGATIONS (CONTINUED)

Future minimum capital lease obligations for the years following December 31, 2013 are as follows:

Years ending December 31,	Annual lease payments
2014	$ 4,854
2015	4,854
2016	2,832
Total obligation	12,540
Less: amount attributable to interest	(1,600)
Net obligation under capital lease	10,940
Less: current maturities	(3,888)
Obligations under capital lease, net of current maturities	$ 7,052

7. RELATED PARTY

The Company paid the full principal balance on a loan from a shareholder, in the amount of $14,500.

The Company shares office space, personnel and other general expenses with a business owned and operated by the officers of the Company. The related business reimburses the Company $25,000 per month to cover their allocation of expenses. During the year ended December 31, 2013, the Company received payments totaling $300,000 in expense reimbursements from the related party. The expense reimbursements are recorded as a reduction in compensation and general operating expenses on the accompanying financial statements.

8. FEDERAL INCOME TAXES

Deferred tax assets and liabilities are computed by applying the effective U.S. federal and state income tax rate to the gross amounts of temporary differences and other tax attributes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

8. FEDERAL INCOME TAXES (CONTINUED)

The provision for income tax expense in the accompanying statement of operations consists of the following:

Current income tax benefit	$	3,287
Deferred income tax benefit		5,599
Net income tax provision	$	8,886

The Company has available a net operating loss carry forward of $130,398 available through years 2028-2033, if not utilized sooner.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has recorded a valuation allowance of 75% for all non-current, deferred tax assets at December 31, 2013.

For the year ended December 31, 2013, the components of deferred tax assets and deferred tax liabilities are as follows:

Current deferred tax assets		
Texas franchise tax	$	463
Total current deferred tax assets	$	463
Non-current deferred tax assets		
Charitable contributions	$	1,011
Depreciation		2,738
Capital loss carryforward		26,851
Net operating losses		44,335
Total non-current deffered tax assets		74,935
Less valuation allowance		(56,201)
Net non-current deferred tax assets	$	18,734

9. EMPLOYEE RETIREMENT PLAN

The Company provides a 401(k) retirement plan (the "Plan") for the benefit of all the employees. For the year ended December 31, 2013, employees were able to contribute up to $23,000 based on the employee's age. The Company contributes 100% of employee deferrals up to the first 3% of the employees' eligible compensation and 50% of the deferral on the next 2% of eligible compensation. Company contributions for the year ended totaled $31,446 and are included as a component of accrued liabilities on the accompanying financials.

10. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

11. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2013.

12. SUBSEQUENT EVENTS

The Company has evaluated events or transactions occurring after December 31, 2013, the balance sheet date, through February 27, 2014, the date the financial statements were issued and determined there have been no such events or transactions which would impact our financial statement for the year ended December 31, 2013.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2013

Net Capital Computation

Total stockholder's equity	$	318,203
Non-allowable assets:		
Deferred income taxes		(19,197)
12B-1 fees receivable, not offset by related payable		
and other receivables		(91,722)
Federal income tax receivable		(8,000)
Unsecured leased asset		(7,136)
Total non-allowable assets and liabilities		(126,055)
Haircuts on securities		(11,744)
Total changes in stockholder's equity		(137,799)
Net allowable capital	$	180,404

Computation of Basic Net Capital Requirement

Minimum net capital required	$	4,522
Minimum dollar net capital requirement		
of reporting broker or dealer	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	130,404

Computation of Aggregate Indebtedness

Total liabilities	$	73,261
Non-allowable liabilities:		
Portion of capital lease obligations		(5,470)
Total aggregate indebtedness	$	67,791
Percentage of aggregate indebtedness to allowable net capital		38%

Reconciliation with Company's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	183,671
Net Company audit adjustments and rounding		(3,268)
Adjusted net allowable capital, per audited financial statements	$	180,403

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through dealer number 8-45123.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2013	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2013	$	-

OMEGA SECURITIES, INC.

Independent Accountant's Report
On Applying Agreed Upon Procedures

For the Year Ended December 31, 2013

Montgomery Coscia Greilich LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
of Omega Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Omega Securities, Inc., (the "Partnership"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of Form SIPC-7. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check detail in general ledger and prior year SIPC report) noting no differences. The balance owed to SIPC was covered by an overpayment from a previous filing;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting that the reported SIPC net operating revenue was $75 less than SIPC net operating revenue calculated from the adjusted audited financial information. The effect on the general assessment calculation was less than $1.;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting differences in total revenue and revenue deductions. The differences netted to the $75 amount discussed in note 2.;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting a difference of $142. The overpayment reported on the 2013 SIPC-7 was listed as $148 and the remaining overpayment on the 2012 SIPC-7 assessment was $6. No other payments towards SIPC were noted in the check disbursement detail during the year. The general assessment calculated as $1, was unaffected by the difference in overpayment amounts.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 27, 2014

OMEGA SECURITIES, INC.

**Independent Auditor's Report
On Internal Control
Under SEC Rule 17a-5(g)(1)**

For the Year Ended December 31, 2013

Montgomery Coscia Greilich LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

Independent Auditor's Report on Internal Control Under SEC Rule 17a-5(g)(1)

To the Board of Directors and Shareholders
of Omega Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Omega Securities, Inc.. (the "Partnership"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies as defined above, and communicated them in writing to management and the Board of Directors on February 27, 2014.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 27, 2014



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